

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

December 20, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, $0.001 par value, of each of the following series of WisdomTree Trust, under the Exchange Act of 1934.

- WisdomTree ICBCCS S&P China 500 Fund
- WisdomTree Balanced Income Fund

Sincerely,